UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
(Amendment No.         )*

724 Solutions Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

81788Q 10 0

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index on Page 15

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Austin Ventures VI, L.P. (“AV VI”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
4,659,425 shares, except that AV Partners VI, L.P. (“AVP VI”), the general partner of AV VI, may be deemed to have sole power to vote these shares, and Joseph C. Aragona (“Aragona”), Kenneth P. DeAngelis (“DeAngelis”), Jeffery C. Garvey (“Garvey), Edward E. Olkkola (“Olkkola”), John D. Thornton (“Thornton”) and Blaine F. Wesner (“Wesner”), the general partners of AVP VI, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
4,659,425 shares, except that AVP VI, the general partner of AV VI, may be deemed to have sole power to dispose of these shares, and Aragona, DeAngelis, Garvey, Olkkola, Thornton and Wesner, the general partners of AVP VI, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,659,425

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Austin Ventures VI Affiliates Fund, L.P. (“AV VI A”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
131,046 shares, except that AVP VI, the general partner of AV VI A, may be deemed to have sole power to vote these shares, and Aragona, DeAngelis, Garvey, Olkkola, Thornton and Wesner, the general partners of AVP VI, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
131,046 shares, except that AVP VI, the general partner of AV VI A, may be deemed to have sole power to dispose of these shares, and Aragona, DeAngelis, Garvey, Olkkola, Thornton and Wesner,  the general partners of AVP VI, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 131,046

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.2%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AV Partners VI, L.P. Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
4,790,471 shares, of which 4,659,425 are directly owned by AV VI and 131,046 are directly owned by AV VI A.  AVP VI, the general partner of AV VI and AV VI A, may be deemed to have sole power to vote these shares, and Aragona, DeAngelis, Garvey, Olkkola, Thornton and Wesner, the general partners of AVP VI, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
4,790,471 shares, of which 4,659,425 are directly owned by AV VI and 131,046 are directly owned by AV VI A.  AVP VI, the general partner of AV VI and AV VI A, may be deemed to have sole power to dispose of these shares, and Aragona, DeAngelis, Garvey, Olkkola, Thornton and Wesner, the general partners of AVP VI, may be deemed to have shared power to dispose of  these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,790,471

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.2%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joseph C. Aragona Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,000 shares.

6.

Shared Voting Power
4,790,471 shares, of which 4,659,425 are directly owned by AV VI and 131,046 are directly owned by AV VI A. Aragona is a general partner of AVP VI, the general partner of AV VI and AV VI A, and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 3,000 shares.

8.

Shared Dispositive Power
4,790,471 shares, of which 4,659,425 are directly owned by AV VI and 131,046 are directly owned by AV VI A. Aragona is a general partner of AVP VI, the general partner of AV VI and AV VI A, and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,793,471

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.2%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kenneth P. DeAngelis Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
1,177 shares, of which 119 are directly owned by DeAngelis and 1,058 are directly owned by DeAngelis, Ltd., a Texas limited partnership, and DeAngelis, the sole general partner of  DeAngelis, Ltd., may be deemed to have sole power to vote these shares.

6.

Shared Voting Power
4,790,471 shares, of which 4,659,425 are directly owned by AV VI and 131,046 are directly owned by AV VI A. DeAngelis is a general partner of AVP VI, the general partner of AV VI and AV VI A, and may be deemed to have shared power to vote these shares.

7.

Sole Dispositive Power
1,177 shares, of which 119 are directly owned by DeAngelis and 1,058 are directly owned by DeAngelis, Ltd., a Texas limited partnership, and DeAngelis, the sole general partner of  DeAngelis, Ltd., may be deemed to have sole power to dispose of these shares.

8.

Shared Dispositive Power
4,790,471 shares, of which 4,659,425 are directly owned by AV VI and 131,046 are directly owned by AV VI A. DeAngelis is a general partner of AVP VI, the general partner of AV VI and AV VI A, and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,791,648

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.2%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffery C. Garvey Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 507 shares

6.

Shared Voting Power
4,790,471 shares, of which 4,659,425 are directly owned by AV VI and 131,046 are directly owned by AV VI A. Garvey is a general partner of AVP VI, the general partner of AV VI and AV VI A, and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 507 shares.

8.

Shared Dispositive Power
4,790,471 shares, of which 4,659,425 are directly owned by AV VI and 131,046 are directly owned by AV VI A. Garvey is a general partner of AVP VI, the general partner of AV VI and AV VI A, and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,790,978

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.2%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Edward E. Olkkola Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
617 shares, of which 463 are directly owned by Olkkola and 154 are directly owned by Rock Harbor, an entity controlled by Olkkola, and Olkkola may be deemed to have sole power to vote these shares.

6.

Shared Voting Power
4,790,471 shares, of which 4,659,425 are directly owned by AV VI and 131,046 are directly owned by AV VI A. Olkkola is a general partner of AVP VI, the general partner of AV VI and AV VI A, and may be deemed to have shared power to vote these shares.

7.

Sole Dispositive Power
617 shares, of which 463 are directly owned by Olkkola and 154 are directly owned by Rock Harbor, an entity controlled by Olkkola, and Olkkola may be deemed to have sole power to dispose of these shares.

8.

Shared Dispositive Power
4,790,471 shares, of which 4,659,425 are directly owned by AV VI and 131,046 are directly owned by AV VI A. Olkkola is a general partner of AVP VI, the general partner of AV VI and AV VI A, and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,791,088

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.2%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John D. Thornton Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

6.

Shared Voting Power
4,790,471 shares, of which 4,659,425 are directly owned by AV VI and 131,046 are directly owned by AV VI A. Thornton is a general partner of AVP VI, the general partner of AV VI and AV VI A, and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 0 shares

8.

Shared Dispositive Power
4,790,471 shares, of which 4,659,425 are directly owned by AV VI and 131,046 are directly owned by AV VI A. Thornton is a general partner of AVP VI, the general partner of AV VI and AV VI A, and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,790,471

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.2%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Blaine F. Wesner Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,061 shares.

6.

Shared Voting Power
4,790,471 shares, of which 4,659,425 are directly owned by AV VI and 131,046 are directly owned by AV VI A. Wesner is a general partner of AVP VI, the general partner of AV VI and AV VI A, and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 1,061 shares.

8.

Shared Dispositive Power
4,790,471 shares, of which 4,659,425 are directly owned by AV VI and 131,046 are directly owned by AV VI A. Wesner is a general partner of AVP VI, the general partner of AV VI and AV VI A, and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,791,532

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.2%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer 724 Solutions Inc.
	(b)	Address of Issuer's Principal Executive Offices 10 York Mills Road Third Floor Toronto Ontario, Canada M2P 2G4

Item 2.
(a)

Name of Person Filing
This Statement is filed by Austin Ventures VI, L.P., a Delaware limited partnership (“AV VI”), Austin Ventures VI Affiliates Fund, L.P., a Delaware limited partnership (“AV VI A”), Joseph C. Aragona (“Aragona”), Kenneth P. DeAngelis (“DeAngelis”), Jeffery C. Garvey (“Garvey), Edward E. Olkkola (“Olkkola”), John D. Thornton (“Thornton”) and Blaine F. Wesner (“Wesner”). Aragona, DeAngelis, Garvey, Olkkola, Thornton and Wesner are the general partners of AVP VI.  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

AVP VI, the general partner of AV VI and AV VI A, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by AV VI and AV VI A. Aragona, DeAngelis, Garvey, Olkkola, Thornton and Wesner are general partners of AVP VI and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by AV VI and AV VI A.

	(b)	Address of Principal Business Office or, if none, Residence Austin Ventures 701 N. Brazos St., Suite 1400 Austin, Texas 78701
	(c)	Citizenship AV VI, AV VI A and AVP VI are Delaware limited partnerships. Aragona, DeAngelis, Garvey, Olkkola, Thornton, Wesner and Wood are United States citizens.
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number CUSIP # 81788Q 10 0

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable

Item 4.	Ownership.
The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2001:
(a) Amount beneficially owned:
See Row 9 of cover page for each Reporting Person.
(b) Percent of class:
See Row 11 of cover page for each Reporting Person.
(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote
See Row 5 of cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote
See Row 6 of cover page for each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of
See Row 7 of cover page for each Reporting Person.
(iv) Shared power to dispose or to direct the disposition of
See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the limited partnership agreements of AV VI, AV VI A and AVP VI, the general and limited partners of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2002

AUSTIN VENTURES VI, L.P.	/s/ John Nicholson
By AV Partners VI, L.P.,	Signature
Its General Partner
John Nicholson
Chief Financial Officer/Attorney-In-Fact

AUSTIN VENTURES VI AFFILIATES FUND, L.P.	/s/ John Nicholson
By AV Partners VI, L.P.,	Signature
Its General Partner
John Nicholson
Chief Financial Officer/Attorney-In-Fact

AV PARTNERS IV, L.P.	/s/ John Nicholson
Signature

John Nicholson
Chief Financial Officer/Attorney-In-Fact

JOSEPH C. ARAGONA	/s/ John Nicholson
Signature

John Nicholson
Chief Financial Officer/Attorney-In-Fact

KENNETH P. DeANGELIS	/s/ John Nicholson
Signature

John Nicholson
Chief Financial Officer/Attorney-In-Fact

JEFFERY C. GARVEY	/s/ John Nicholson
Signature

John Nicholson
Chief Financial Officer/Attorney-In-Fact

EDWARD E. OLKKOLA	/s/ John Nicholson
Signature

John Nicholson
Chief Financial Officer/Attorney-In-Fact

JOHN D. THORNTON	/s/ John Nicholson
Signature

John Nicholson
Chief Financial Officer/Attorney-In-Fact

BLAINE F. WESNER	/s/ John Nicholson
Signature

John Nicholson
Chief Financial Officer/Attorney-In-Fact

EXHIBIT INDEX

Exhibit

Exhibit A: Agreement of Joint Filing

Exhibit B: Reference to John Nicholson as Attorney-In-Fact

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of 724 Solutions Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Dated:  February 11, 2002

AUSTIN VENTURES VI, L.P.	/s/ John Nicholson
By AV Partners VI, L.P.,	Signature
Its General Partner
John Nicholson
Chief Financial Officer/Attorney-In-Fact

AUSTIN VENTURES VI AFFILIATES FUND, L.P.	/s/ John Nicholson
By AV Partners VI, L.P.,	Signature
Its General Partner
John Nicholson
Chief Financial Officer/Attorney-In-Fact

AV PARTNERS IV, L.P.	/s/ John Nicholson
Signature

John Nicholson
Chief Financial Officer/Attorney-In-Fact

JOSEPH C. ARAGONA	/s/ John Nicholson
Signature

John Nicholson
Chief Financial Officer/Attorney-In-Fact

KENNETH P. DeANGELIS	/s/ John Nicholson
Signature

John Nicholson
Chief Financial Officer/Attorney-In-Fact

JEFFERY C. GARVEY	/s/ John Nicholson
Signature

John Nicholson
Chief Financial Officer/Attorney-In-Fact

EDWARD E. OLKKOLA	/s/ John Nicholson
Signature

John Nicholson
Chief Financial Officer/Attorney-In-Fact

JOHN D. THORNTON	/s/ John Nicholson
Signature

John Nicholson
Chief Financial Officer/Attorney-In-Fact

BLAINE F. WESNER	/s/ John Nicholson
Signature

John Nicholson
Chief Financial Officer/Attorney-In-Fact

EXHIBIT B

REFERENCE TO JOHN NICHOLSON AS ATTORNEY-IN-FACT

                John Nicholson has signed the enclosed documents as Attorney-In-Fact. Note that copies of the applicable Power of Attorneys are already on file with the appropriate agencies.